January 7, 2020

Kerry J. Jacobs
Senior Vice President and Chief Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, New York 10018

       Re: Alleghany Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 001-09371

Dear Ms. Jacobs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance